
07087921


SEC MAIL PROCESSING
RECEIVED
DEC 21 2007
SECTION
Washington, DC
120

Amendment No. 1 to

FORM CB

TENDER OFFER NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Northern Continental Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

Hathor Exploration Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

664909
(CUSIP Number of Class of Securities (if applicable))

Andriyko Herchak
Chief Financial Officer
Hathor Exploration Limited
1810 - 925 West Georgia Street
Vancouver, BC
V6C 3L2
Telephone Number: (604) 684-6707

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 19, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated November 16, 2007.*
2. Letter of Transmittal.*
3. Notice of Guaranteed Delivery.*

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* Previously filed with Form CB on November 20, 2007.

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. Press release dated December 20, 2007.

HATHOR EXPLORATION LIMITED
Suite 1810 – 925 West Georgia Street
Vancouver, B.C. Canada V6C 3L2
Telephone: 604 684 6707
Facsimile: 604 684 9277

December 20, 2007 News Release NR07-37 Symbol: HAT – TSX.V

Hathor Commences French Translation of Offering Circular for Northern Continental Resources shareholders

Hathor Exploration Limited ("Hathor") (TSX-V: HAT) announces that its offering circular describing its offer to acquire all of the outstanding common shares of Northern Continental Resources Inc. ("NCR") (TSX-V: NCR) is currently being translated into French and will be mailed to NCR's Quebec shareholders upon completion. Approximately 1.1% of NCR's issued shares are held by residents of Quebec.

On December 10, 2007, NCR filed an application with the British Columbia Securities Commission to hold a hearing with respect to Hathor's offer to acquire all of the issued shares of NCR. NCR alleged certain deficiencies in Hathor's offering circular dated November 16, 2007. Hathor responded in writing to the Commission stating that NCR's allegations were either false, de minimis or not material, and would not affect a reasonable NCR shareholder's ability to make an informed decision relating to Hathor's offer. Hathor also advised the Commission that the French version of the offering circular would be mailed to all NCR shareholders resident in Quebec on or before January 15, 2008. The Commission has now adjourned the hearing.

In order to allow all NCR shareholders sufficient time to properly evaluate Hathor's offer, the offer will be extended for at least 35 days following the mailing of the French language offering circular. A formal notice of extension of the offer will be delivered to all NCR shareholders at the appropriate time.

Hathor Exploration Limited

"Stephen G. Stanley"
Stephen G. Stanley, Director

PART III. – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Hathor Exploration Limited concurrently with the filing of the Form CB on November 20, 2007.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATHOR EXPLORATION LIMITED



Graham H. Scott, Secretary

December 20, 2007
(Date)

END